UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

--------------

Commission File Number: 001-35224

----------

Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Investigation of the former CEO Mr. Lei Chen

Xunlei Limited (the “Company”) (Nasdaq: XNET) announces that the Company received a notification from Shenzhen Municipal Public Security Bureau that the bureau has filed a case for investigation of the former CEO of the Company, Mr. Lei Chen, for alleged embezzlement of the Company’s assets. Filing a case for investigation by a public security authority in China is the first step of the criminal procedure. Upon the completion of investigation, prosecutors will decide whether to prosecute the case before a court with competent jurisdiction in China. The Company will monitor the progress of the case and make required disclosure according to applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Naijiang (Eric) Zhou
Name:	:	Naijiang (Eric) Zhou
Title:	:	Chief Financial Officer

Date: October 8, 2020